Kidde

02 AUG 20 AM 9:43

02049450

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

13.8.02

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public in July 2002.

Yours faithfully

E. Palmer

pp S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/28

Registered office:
Mathisen Way Colnbrook
Slough Berkshire

23 July 2002

Kidde Fire Fighting wins US Military contract

Kidde plc announces that its wholly-owned subsidiary Kidde Fire Fighting has won the prestigious contract to supply foam to the US Military. Kidde Fire Fighting is headquartered in Exton, Pennsylvania and is responsible for all of the group's North American foam production.

The new contract, which commences in August 2002, is valued at approximately $13m over five years and represents a material development to Kidde's existing North American foam business. The contract adds about 30% to the annual volume currently produced at Kidde Fire Fighting's foam plant in West Chester, Pennsylvania.

This important contract is for a new synthetic product that Kidde has been developing for a number of months. Further, this agreement comprises the majority market of military foam specification in the US and therefore represents a particularly important success for Kidde. Significant preparation and work to maintain compliance to US government specifications continues and an appropriate increase in workforce and equipment capacity is planned.

Dick DeMarle, President of Kidde's North American Fire Protection division, commented:

"We are delighted to announced such a prestigious contract, particularly at a time of heightened security in the United States. Kidde is proud to supply critical fire fighting products to the US Military and we look forward to being a long term and successful partner to the Armed Forces."

Enquiries:

Kidde plc **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Finance Director

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Melanie Gerlis

Notes to Editors

Kidde plc
Kidde plc demerged from Williams PLC in November 2000. Kidde is a leading global supplier of fire and safety products, systems and services under a range of well-known and trusted brand names to industrial, commercial, aerospace, combustion control and retail customers. The Kidde

Group comprises four divisions: North American Fire Protection; European Fire Protection; Aerospace, Specialist and Emerging Markets; and Residential and Commercial Fire Protection. In the year to 31 December 2001, Kidde reported sales of £901m and operating profit of £92m.

For further information, please visit www.kidde.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD	77,469,223
BANKERS TRUST COMPANY	3,317,600
NORTHERN TRUST COMPANY	5,129,573
STATE STREET BANK & TRUST COMPANY	9,765,477
BANK OF NEW YORK	26,157,862
HSBC BANK PLC	81,800
ROYAL TRUST CORPORATION OF CANADA	2,847,360
DEUTSCHE BANK AG	476,638
CLYDESDALE BANK PLC, GLASGOW	7,581,936

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

-

11) Date company informed

26 July 2002

12) Total holding following this notification
132,827,479

13) Total percentage holding of issued class following this notification

16.0159%

14) Any additional information

-

15) Name of contact and telephone number for queries

Steve Hornbuckle, Assistant Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle

Date of notification 26 July 2002